Filed by Coterra Energy Inc.

(Commission File No.: 1-10447)

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

of the Securities Exchange Act of 1934

Subject Company: Coterra Energy Inc.

(Commission File No.: 1-10447)

The following transcript is an excerpt of an interview given by Tom Jorden, Chairman, Chief Executive Officer and President of Coterra, to CNBC on February 6, 2026:

Jim Cramer – host of Mad Money

Earlier this week we learned that Devon Energy is merging with Coterra in an all stock deal worth about 21.5 billion. That would make the combined company the fourth largest independent energy producer in America. It'll be one of the largest operators in the Delaware Basin. That's an oil rich region of the Permian that we like so much. This is a very big deal. So let's take a close look with Tom Jorden. He’s the Chairman, President, and CEO of Coterra to learn more about what's happening here. Mr. Jorden, welcome back to Mad Money.

Tom Jorden – Chairman, Chief Executive Officer, & President of Coterra Energy

Hi, Jim. Thanks for having me.

Jim Cramer – host of Mad Money

All right, so tell me, Tom, why do you have to do it? Because, you know, you've been running the company, you got a merged company with Cabot. Been going along okay. Why now? Why do this?

Tom Jorden – Chairman, Chief Executive Officer, & President of Coterra Energy

Well, look, both companies are doing exceedingly well. We've always had great respect for Devon, their assets, their people, their organization, and I think it's been mutual. And Jim, this is a story that kind of tells itself. When you look at the overlap of the assets, the diversity that we’ll have of revenue, and also the strength of both organizations, it really is a story that tells itself. This will be one of the strongest companies in our sector, very well positioned and built to compete with a whole new class of peer companies.

Jim Cramer – host of Mad Money

So you've got, uh... it looks like you'll be top. Let's say top one, top two or three, Anadarko, Eagle Ford, Marcellus, Rockies, and, of course, we've got the Permian. What's the plan? Will you keep all those areas, or is it time just to really focus on the Permian, which is terrific?

Tom Jorden – Chairman, Chief Executive Officer, & President of Coterra Energy

Well, first, let me tell you that Clay Gaspar will be CEO. I’ll be Chairman of the board, so, certainly, Clay's the one that carries this torch, but, you know, at the very beginning, we're going to need to go through just a portfolio optimization, and that can mean a number of things, including looking at capital allocation, looking at, do we have the right assets? I mean, all of that's work to be done, then we need to get our new board together. We need to have conversations. But, you know, Clay's the right person for the job, and he'll do a fantastic job, just getting this company on its feet day one.

Jim Cramer – host of Mad Money

Okay, so tell me where things are in the industry. I mention that because I've been spending an awful lot of time with the people who run these big data centers and the MAG-7, and it's very clear as much as they would like very much, very much, to be able to make it so they can make it all with nuclear. Make it all with solar. Make it all with wind, make it all with hydro. It's really natural gas, and they just don't like to talk about it, but it's true. Where do you think natural gas is in the pecking order in this country of energy?

Tom Jorden – Chairman, Chief Executive Officer, & President of Coterra Energy

Top of the stack, Jim. You know, we all, it's not one source of energy is not in competition with another. And they all have different attributes. But when it comes to things like electrical power generation, particularly for data centers that need to run 24/7, that energy needs to be reliable and dispatchable. And by that, I mean, regardless of weather, it needs to be able to generate electricity on demand under all conditions. And natural gas is a clear winner, in that set of criteria. And then one other thing I'll say about the new company, Jim, a lot of these counterparties are looking for very healthy investment grade suppliers, and we announced on Monday that all three credit rating agencies have us on positive watch. And with our balance sheet and our financial wherewithal, we are really sitting in a good position to satisfy that demand with counterparties that want investment grade counterparties.

Jim Cramer – host of Mad Money

Well, I actually thought, thought of you when, I know that some of these companies are looking to buy. They're literally looking to buy a natural gas company, but I think now you're too large, and you're able to dictate some good terms versus some of the smaller guys.

Tom Jorden – Chairman, Chief Executive Officer, & President of Coterra Energy

Well, it's going to be a powerful company. We're putting this company together to compete. It's going to be something that will be a force to be reckoned with. You know, Jim, you know our industry well. In many respects, companies like ours are technology companies that happen to produce oil and gas. The amount of technology that we throw at these problems is just stunning, and the advancements we've made, and that's the beauty of this combination, because not only do our assets overlap, but both companies have taken different approaches and solved different problems, technology wise, and bringing them together is going to be a powerful leveraging combination. Both teams are excited about this, and this company is going to be built to compete.

Jim Cramer – host of Mad Money

Hey, tell me about natural gas in general. What the heck happened that we could still, as a major country, and the biggest natural gas country in the world, still have a natural gas spike on a cold snap, go to five, six dollars, get everybody worried. What is it about the system that made that happen?

Tom Jorden – Chairman, Chief Executive Officer, & President of Coterra Energy

Well, we need more infrastructure, Jim. There's still bottlenecks, and you have disconnects between our ability to move the product to the customer based on where the demand is. And, you know, in some sense, we're a broken record here, but, you know, it's a record that needs to be heard. We need infrastructure. You know, if you look at the amount of pipelines that have been built in the United States over the last 20 or 30 years, it's criminally low compared to the increase in production. So, you know, hopefully, some people in Washington are hearing that, some people in states are hearing that. We're ready as an industry to supply the gas. We need very productive, efficient pathways to get it to our customers.

Jim Cramer – host of Mad Money

Are you willing? I just got a minute left. I don't know whether, I hope I still get to interview you, but are you willing to go to Washington and tell that story? Because we need someone who's level-headed and understands the environment, is not trying to do anything that's cowboy, or whatever. To explain how natural gas really is great, and how we just need more infrastructure, making so that we're a much stronger country.

Tom Jorden – Chairman, Chief Executive Officer, & President of Coterra Energy

Well, it's an honor to be able to represent our industry in any venue where there are reasonable people that want to engage in conversation. We love engaging with our critics, because we think we've got a persuasive argument, and our industry is going to be there to supply, you know, put America in a catbird seat in a global competition.

Jim Cramer – host of Mad Money

Well, look, I want to congratulate you for all the great things that you've done. You've been an amazing steward of shareholders, and when it came to the idea, that, look, you gotta combine, do well for the shareholders, even better than you're doing. You went and did it. You didn't have to. Could have stayed independent. Right? Could have stayed independent, but you chose not to.

Tom Jorden – Chairman, Chief Executive Officer, & President of Coterra Energy

Look, it's the right move for our shareholders. It's the right move for our company, and, uh, you know, I’ll just say it one more time. Clay's the right leader for this organization. So I'll be honored to be Chairman of the board, highly engaged, but from a board standpoint, Clay will be running the company.

Jim Cramer – host of Mad Money

Fair enough. Tom Jorden, uh, terrific guy, but I hope to get to see you again, sir, because you've been such a great person to come on the show. CEO and Chairman of Coterra Energy, soon to be Chairman of the new Devon. Thank you so much.

Tom Jorden – Chairman, Chief Executive Officer, & President of Coterra Energy

Thank you, Jim.

ADDITIONAL INFORMATION AND WHERE TO FIND IT

In connection with the proposed merger (the “Proposed Transaction”) of Devon Energy Corporation (“Devon”) and Coterra Energy Inc. (“Coterra”), Devon will file with the Securities and Exchange Commission (the “SEC”) a registration statement on Form S-4 to register the shares of Devon’s common stock to be issued in connection with the Proposed Transaction. The registration statement will include a document that serves as a prospectus of Devon and a joint proxy statement of each of Devon and Coterra (the “joint proxy statement/prospectus”), and each party will file other documents regarding the Proposed Transaction with the SEC. INVESTORS AND SECURITY HOLDERS OF DEVON AND COTERRA ARE URGED TO READ THE REGISTRATION STATEMENT, THE JOINT PROXY STATEMENT/PROSPECTUS, INCLUDING ANY AMENDMENTS OR SUPPLEMENTS TO THOSE DOCUMENTS, AND ANY OTHER RELEVANT DOCUMENTS THAT WILL BE FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT DEVON, COTERRA, THE PROPOSED TRANSACTION AND RELATED MATTERS. A definitive joint proxy statement/prospectus will be sent to stockholders of each of Devon and Coterra when it becomes available. Investors and security holders will be able to obtain copies of the registration statement and the joint proxy statement/prospectus and other documents containing important information about Devon and Coterra free of charge from the SEC’s website when it becomes available. The documents filed by Devon with the SEC may be obtained free of charge at Devon’s website at investors.devonenergy.com or at the SEC’s website at www.sec.gov. These documents may also be obtained free of charge from Devon by requesting them by mail at Devon, Attn. Investor Relations, 333 West Sheridan Ave, Oklahoma City, OK 73102. The documents filed by Coterra with the SEC may be obtained free of charge at Coterra’s website at investors.coterra.com or at the SEC’s website at www.sec.gov. These documents may also be obtained free of charge from Coterra by requesting them by mail at Coterra, Attn: Investor Relations, Three Memorial City Plaza, 840 Gessner Road, Suite 1400, Houston, Texas 77024.

PARTICIPANTS IN THE SOLICITATION

Devon, Coterra and certain of their respective directors, executive officers and other members of management and employees may be deemed to be participants in the solicitation of proxies from Devon’s and Coterra’s stockholders with respect to the Proposed Transaction. Information about Devon’s directors and executive officers is available in Devon’s Annual Report on Form 10-K for the 2024 fiscal year filed with the SEC on February 19, 2025 (and which is available at https://www.sec.gov/ix?doc=/Archives/edgar/data/0001090012/000095017025022844/dvn-20241231.htm), and its definitive proxy statement for the 2025 annual meeting of shareholders filed with the SEC on April 23, 2025 (and which is available at https://www.sec.gov/ix?doc=/Archives/edgar/data/0001090012/000110465925037545/tm252204-6_def14a.htm). Information about Coterra’s directors and executive officers is available in Coterra’s Annual Report on Form 10-K for the 2024 fiscal year filed with the SEC on February 25, 2025 (and which is available at https://www.sec.gov/ix?doc=/Archives/edgar/data/0000858470/000085847025000075/cog-20241231.htm), and its definitive proxy statement for the 2025 annual meeting of shareholders filed with the SEC on March 20, 2025 (and which is available at https://www.sec.gov/ix?doc=/Archives/edgar/data/0000858470/000110465925026126/tm2429648-2_def14a.htm). Other information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the registration statement, the joint proxy statement/prospectus and other relevant materials to be filed with the SEC regarding the Proposed Transaction when they become available. Stockholders, potential investors and other readers should read the joint proxy statement/prospectus carefully when it becomes available before making any voting or investment decisions.

NO OFFER OR SOLICITATION

This communication is not intended to and shall not constitute an offer to sell or the solicitation of an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote of approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

FORWARD LOOKING STATEMENTS

This communication includes “forward-looking statements” as defined by the SEC. Such statements include those concerning strategic plans, Devon’s and Coterra’s expectations and objectives for future operations, as well as other future events or conditions, and are often identified by use of the words and phrases such as “expects,” “believes,” “will,” “would,” “could,” “continue,” “may,” “aims,” “likely to be,” “intends,” “forecasts,” “projections,” “estimates,” “plans,” “expectations,” “targets,” “opportunities,” “potential,” “anticipates,” “outlook” and other similar terminology. All statements, other than statements of historical facts, included in this communication that address activities, events or developments that Devon or Coterra expects, believes or anticipates will or may occur in the future are forward-looking statements. Such statements are subject to a number of assumptions, risks and uncertainties, many of which are beyond Devon’s and Coterra’s control. Consequently, actual future results could differ materially and adversely from Devon’s and Coterra’s expectations due to a number of factors, including, but not limited to those, identified below.

With respect to the Proposed Transaction, these factors could include, but are not limited to: the risk that Devon or Coterra may be unable to obtain governmental and regulatory approvals required for the Proposed Transaction, or that required governmental and regulatory approvals may delay the Proposed Transaction or result in the imposition of conditions that could reduce the anticipated benefits from the Proposed Transaction or cause the parties to abandon the Proposed Transaction; the risk that a condition to closing of the Proposed Transaction may not be satisfied; the length of time necessary to consummate the Proposed Transaction, which may be longer than anticipated for various reasons; the risk that the businesses will not be integrated successfully; the risk that the cost savings, synergies and growth from the Proposed Transaction may not be fully realized or may take longer to realize than expected; the expected dividends and share repurchases, as well as related growth and yield, may not be approved by the board of directors of the combined company or realized on the stated timeline or at all; the diversion of management time on transaction-related issues; the effect of future regulatory or legislative actions on the companies or the industries in which they operate; the risk that the credit ratings of the combined company or its subsidiaries may be different from what the companies expect; potential liability resulting from pending or future litigation; changes in the general economic environment, or social or political conditions, that could affect the businesses; the potential impact of the announcement or consummation of the Proposed Transaction on relationships with customers, suppliers, competitors, business partners, management and other employees; the ability to hire and retain key personnel; reliance on and integration of information technology systems; the risks associated with assumptions the parties make in connection with the parties’ critical accounting estimates and legal proceedings; the volatility of oil, gas and natural gas liquids (NGL) prices, including from changes in trade relations and policies, such as the imposition of tariffs by the U.S., China or other countries; uncertainties inherent in estimating oil, gas and NGL reserves; the uncertainties, costs and risks involved in Devon’s and Coterra’s operations; natural disasters and epidemics; counterparty credit risks; risks relating to Devon’s and Coterra’s indebtedness; risks related to Devon’s and Coterra’s hedging activities; risks related to Devon’s and Coterra’s environmental, social and governance initiatives; claims, audits and other proceedings impacting the business of Devon or Coterra, including with respect to historic and legacy operations; governmental interventions in energy markets; competition for assets, materials, people and capital, which can be exacerbated by supply chain disruptions, including as a result of tariffs or other changes in trade policy; regulatory restrictions, compliance costs and other risks relating to governmental regulation, including with respect to federal lands, environmental matters and water disposal; cybersecurity risks; risks associated with artificial intelligence and other emerging technologies; Devon’s and Coterra’s limited control over third parties who operate some of their respective oil and gas properties and investments; midstream capacity constraints and potential interruptions in production, including from limits to the build out of midstream infrastructure; the extent to which insurance covers any losses Devon or Coterra may experience; risks related to shareholder activism; general domestic and international economic and political conditions; the impact of a prolonged federal, state or local government shutdown and threats not to increase the federal government’s debt limit; as well as changes in tax, environmental and other laws, including court rulings, applicable to Devon’s and Coterra’s respective businesses.

Additional information concerning other risk factors is also contained in Devon’s and Coterra’s most recently filed Annual Reports on Form 10-K, subsequent Quarterly Reports on Form 10-Q, Current Reports on Form 8-K and other SEC filings.

Many of these risks, uncertainties and assumptions are beyond Devon’s or Coterra’s ability to control or predict. Because of these risks, uncertainties and assumptions, you should not place undue reliance on these forward-looking statements. Nothing in this communication is intended, or is to be construed, as a profit forecast or to be interpreted to mean that earnings per share of Devon or Coterra for the current or any future financial years or those of the combined company, will necessarily match or exceed the historical published earnings per share of Devon or Coterra, as applicable. Neither Devon nor Coterra gives any assurance (1) that either Devon or Coterra will achieve their expectations, or (2) concerning any result or the timing thereof, in each case, with respect to the Proposed Transaction or any regulatory action, administrative proceedings, government investigations, litigation, warning letters, consent decree, cost reductions, business strategies, earnings or revenue trends or future financial results.

All subsequent written and oral forward-looking statements concerning Devon, Coterra, the Proposed Transaction, the combined company or other matters and attributable to Devon or Coterra or any person acting on their behalf are expressly qualified in their entirety by the cautionary statements above. Devon and Coterra do not undertake, and expressly disclaim, any duty to update or revise their respective forward-looking statements based on new information, future events or otherwise.